January 23, 2020

Jack Calandra
Executive Vice President, CFO and Treasurer
Tailored Brands, Inc.
6380 Rogerdale Road
Houston, TX 77072

       Re: Tailored Brands, Inc.
           Form 10-K for the Fiscal Year Ended February 2, 2019
           Filed March 29, 2019
           File No. 001-16097

Dear Mr. Calandra:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services